SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             STRATESEC Incorporated


                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share


                         (Title of Class of Securities)


                                   862972 10 8

                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No. 862972 10 8                13G                         Page 2 of 10
          -----------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           KuwAm Corporation

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                                   0
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                                   1,814,127(1)
   REPORTING
     PERSON                         7.       SOLE DISPOSITIVE POWER
      WITH                                                    0

                                    8.      SHARED DISPOSITIVE POWER
                                                              1,814,127(1)

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           1,814,127(1)

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           29.7%

         12.      TYPE OF REPORTING PERSON*
                           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       (1) This amount consists of 1,656,333 shares held by Special Situation Investment Holdings, Ltd. ("SSIH") and 157,794 shares held by Special Situation Investment Holdings, L.P. II ("SSIH II"). KuwAm Corporation ("KuwAm") is the general partner of SSIH and SSIH II. KuwAm disclaims beneficial ownership of such shares.


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CUSIP No. 862972 10 8               13G                         Page 3 of 10
          -----------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Special Situation Investment Holdings, Ltd.

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION


   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                             1,656,333
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                                             0
   REPORTING
     PERSON                         7.       SOLE DISPOSITIVE POWER
      WITH                                                    1,656,333

                                    8.      SHARED DISPOSITIVE POWER
                                                                       0

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           1,656,333

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           27.1%

         12.      TYPE OF REPORTING PERSON*
                           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 862972 10 8                  13G                       Page 4 of 10
          -----------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Wirt D. Walker, III

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                           278,302
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                            1,892,520(2)
   REPORTING
     PERSON                         7.       SOLE DISPOSITIVE POWER
      WITH                                            278,302

                                    8.      SHARED DISPOSITIVE POWER
                                                      1,892,520(2)

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           2,170,822(2)

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           35.5%

         12.      TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       (2) Includes 1,656,333 shares held by SSIH and 157,794 shares held by SSIH II. Mr. Walker is the Managing Director of KuwAm, which is the general partner of SSIH and SSIH II. Also includes 65,060 shares held in a custodial account for Mr. Walker's son and 5,000 shares held in trust, of which Mr. Walker is trustee, for the benefit of his mother. Mr. Walker disclaims beneficial ownership of such shares. Also includes options to purchase 8,333 shares held by Mr. Walker.

CUSIP No. 862972 10 8                13G                        Page 5 of 10
          -----------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Mishal Y.S. Al Sabah

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Kuwait

   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                              0
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                         2,192,227(3)
   REPORTING
     PERSON                         7.       SOLE DISPOSITIVE POWER
      WITH                                              0

                                    8.      SHARED DISPOSITIVE POWER
                                                        2,192,227(3)

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           2,192,227(3)

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           35.8%

         12.      TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      (3) Consists of 1,656,333 shares held by SSIH, 157,794 shares held by SSIH II, 366,707 shares held by Fifth Floor Company for General Trading and Contracting ("Fifth Floor"), and 3,060 shares held by Mr. Al Sabah's son. Mr. Al Sabah is the Chairman of KuwAm, which is general partner of SSIH and SSIH II, and Chairman of Fifth Floor. Mr. Al Sabah disclaims beneficial ownership of such shares. Also includes options to purchase 8,333 shares held by Mr.
Al Sabah.

CUSIP No. 862972 10 8               13G                         Page 6 of 10
          -----------

This Schedule 13G is filed on behalf of each of the Reporting Persons named herein pursuant to Rule 13d-1(c) and Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Item 1.           (a)  Name of Issuer:
                           STRATESEC Incorporated

                  (b)  Address of Issuer's Principal Executive Offices:
                           50 Tice Boulevard
                           Woodcliff Lake, New Jersey  07675

Item 2.           (a)  Names of Persons Filing:
                                    1.  KuwAm Corporation
                           2.  Special Situation Investment Holdings, Ltd.
                           3.  Wirt D. Walker, III
                           4.  Mishal Y.S. Al Sabah

                  (b) Address of Principal Business Office of each of the Reporting Persons:
                           2600 Virginia Avenue, N.W.
                           Suite 900
                           Washington, D.C.  20037

                  (c)               Citizenship   of  Each   of  the   Reporting
                                    Persons: 1. KuwAm Corporation - Delaware corporation
                           2.  SSIH - District of Columbia limited partnership
                           3.  Wirt D. Walker, III - United States
                           4.  Mishal Y.S. Al Sabah - Kuwait


                  (d) Title of Class of Securities: Common Stock, par value $0.01 per share

                  (e)   CUSIP Number:  862972 10 8

Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

     (a) [ ] Broker or Dealer  registered  under  Section 15 of the Act
     (b) [ ] Bank as defined in section  3(a)(6) of the Act
     (c) [ ]  Insurance  Company as defined in section  3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

CUSIP No. 862972 10 8               13G                          Page 7 of 10
          -----------

      (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G)
      (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership.
  (a)  Amount Beneficially Owned:
                    1. KuwAm  Corporation - 1,814,127  shares 2.
           SSIH -  1,656,333  shares  3. Wirt D.  Walker,  III -
           2,170,822  shares 4. Mishal Y.S. Al Sabah - 2,192,227
           shares

  (b) Percent of Class:
                    1. KuwAm Corporation - 29.7% 2. SSIH - 27.1%
           3. Wirt D.  Walker,  III - 35.5% 4.  Mishal  Y.S.  Al
           Sabah - 35.8%

  (c)      Number of  shares as to which  such  person  has:  1.
           KuwAm Corporation
           (i)   sole power to vote or to direct the vote:  0
           (ii)  shared power to vote or  to direct the vote:  1,814,127
           (iii) sole power to dispose or to direct the disposition of:  0
           (iv)  shared power to dispose or to direct the disposition of:
                 1,814,127

           2.  SSIH
           (i)   sole power to vote or to direct the vote:  1,656,339
           (ii)  shared power to vote or  to direct the vote:  0
           (iii) sole power to dispose or to direct the disposition of:
                 1,656,333
           (iv)  shared power to dispose or to direct the disposition of:  0

           3. Wirt D. Walker III
           (i)   sole power to vote or to direct the vote:  286,635
           (ii)  shared power to vote or  to direct the vote:  1,884,187
           (iii) sole power to dispose or to direct the disposition of: 286,635
           (iv)  shared power to dispose or to direct the disposition of:
                         1,884,187

           4.  Mishal Y.S. Al Sabah
           (i)    sole power to vote or to direct the vote:  0
           (ii)   shared power to vote or  to direct the vote:  2,192,227
           (iii)  sole power to dispose or to direct the disposition of:  0
           (iv)   shared power to dispose or to direct the disposition of:
                          2,192,227

Item 5.           Ownership of Five Percent or Less of a Class.
                           N/A

CUSIP No. 862972 10 8               13G                            Page 8 of 10
          -----------

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
                           N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                           N/A

Item 8.           Identification and Classification of Members of the Group.
                           See Exhibit 1 for a  description  of the  identity of
                             each Reporting Person.

                           Each of the Reporting  Persons  disclaims  beneficial
                  ownership of all shares of Common Stock owned by any other Reporting Person and also disclaims that a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 has been or will be formed.

Item 9.           Notice of Dissolution of Group.
                           N/A

Item 10.          Certification.
                           By signing below we hereby  certify that, to the best
                  of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 862972 10 8               13G                          Page 9 of 10
          -----------

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.


Date:             February 19, 1998

                                KuwAm Corporation


                                By:      /s/ WIRT D. WALKER, III
                                         Wirt D. Walker, III
                                         Managing Director

                                SSIH
                                KuwAm Corporation
                                 General Partner


                              By:      /s/ WIRT D. WALKER, III
                                       Wirt D. Walker, III
                                       Managing Director


                                       /s/ WIRT D. WALKER, III
                                       Wirt D. Walker, III


                                       /s/ poa WIRT D. WALKER, III
                                       Mishal Y.S. Al Sabah

CUSIP No. 862972 10 8               13G                         Page 10 of 10
          -----------

                                    EXHIBIT 1

1. KuwAm Corporation is a corporation organized under the laws of Delaware and is the general partner of SSIH and SSIH II.

2. Special Situation Investment Holdings, L.P. is a limited partnership organized under the laws of the District of Columbia.

3. Wirt D. Walker, III is Managing Director of KuwAm and Chairman of the issuer.

4. Mishal Y.S. Al Sabah is Chairman of KuwAm and a director of the issuer.

CUSIP No. 862972 10 8               13G                          Page 11 of 10
          -----------

                                    EXHIBIT 2

         Pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agree that the Schedule 13G to which this agreement is an exhibit is filed with the Securities and Exchange Commission on behalf of each of the undersigned Reporting Persons.

Date:             February 19, 1998

                                   KuwAm Corporation


                                   By:      /s/ WIRT D. WALKER, III
                                            Wirt D. Walker, III
                                            Managing Director

                                   SSIH
                                   KuwAm Corporation
                                   General Partner


                                 By:      /s/ WIRT D. WALKER, III
                                          Wirt D. Walker, III
                                          Managing Director


                                          /s/ WIRT D. WALKER, III
                                          Wirt D. Walker, III



                                          Mishal Y.S. Al Sabah

                         SCHEDULE 13 G POWER OF ATTORNEY


     The person whose signature appears below hereby appoints Wirt D. Walker, III as his/her true and lawful attorney-in-fact, with full power of substitution, to sign for his/her, or in his/her name, any Schedule 13G, amendment thereto, or agreement relating to the joint filing thereof, filed under the Securities and Exchange Act of 1934 with U.S. Securities and Exchange Commission in respect of shares of Common Stock of STRATESEC Incorporated hereby ratifying and confirming his/her signature as it may be signed by said attorney-in-fact to such Schedule 13G, amendment, or agreement thereto.


                              Signature: /s/  Mishal Y.S. Al Sabah

                              Name: Mishal Y.S. Al Sabah


Date:                 2/12/98